April 20, 2020

Securities and Exchange Commission

Office of Real Estate & Construction

100 F Street, NE

Washington, DC 20549

Re:	Green Stream Holdings Inc.
Post-Qualification Amendment to Offering Statement on Form 1-A
Filed April 16, 2020
File No. 024-11086

Dear Ladies and Gentlemen:

Green Stream Holdings Inc. (the “Company”) respectfully requests that the above-referenced Offering Statement on Form 1-A be declared qualified by the Securities and Exchange Commission, effective at 10:00 AM Eastern Time on Tuesday, April 21, 2020, or as soon thereafter as is practicable.

Please be advised that we are in receipt of written communication from the Department of Regulatory Agencies Division of Securities of the State of Colorado, that the offering is “Effective or Cleared for Sale” in the State of Colorado. The effective date is February 24, 2020, and the Colorado File Number is 2020-81-144.

Please contact our counsel Jonathan Leinwand at 954-903-7856 or jonathan@jdlpa.com if you have any further questions.

Sincerely,

/s/ Madeline Cammarata
Name:	Madeline Cammarata
Title:	President